

December 3, 2024

David Green
Chief Financial Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd., Suite 410
Denver, CO 80216

> **Re: SeaStar Medical Holding Corp**
> **Form 10-K filed April 16, 2024**
> **File No. 001-39927**

Dear David Green:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services